06006182

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

RECEIVED FEB 28 2006 WASH, D.C. 153 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42713

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Secured Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11150 Santa Monica Blvd., Ste. 1400
(No. and Street)

Los Angeles, CA 90025
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Goodman 310.477.9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dahlerbruch Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

16530 Ventura Blvd., Ste. 628, Encino, CA 91436
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 23 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SECURED CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

DAHLERBRUCH ACCOUNTANCY CORPORATION

SECURED CAPITAL, LLC

TABLE OF CONTENTS
DECEMBER 31, 2005 AND 2004

DAHLERBRUCH ACCOUNTANCY CORPORATION

Craig Dahlerbruch, CPA
Laurie A. Dahlerbruch, CPA

INDEPENDENT AUDITORS' REPORT

To the Members
of Secured Capital, LLC

We have audited the accompanying balance sheets of Secured Capital, LLC (the Company) as of December 31, 2005 and 2004, and the related statements of operations and members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Secured Capital, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Schedules 1, 2, and 3 contain supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dahlerbruch Accountancy Corporation

Dahlerbruch Accountancy Corporation
February 16, 2006

16530 Ventura Boulevard, Suite 628
Encino, California 91436
(818) 990-0434
(818) 990-0466 FAX

SECURED CAPITAL, LLC

BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

ASSETS

		2005		2004
Current assets				
Cash (note 1)	$	2,350,632	$	9,221,608
Accounts and other receivables		193,332		-
Prepaid expenses		75,864		-
Total assets	$	2,619,828	$	9,221,608

LIABILITIES AND MEMBERS' EQUITY

		2005		2004
Current liabilities				
Accounts payable and accrued expenses	$	38,260	$	97,800
Due to affiliate (note 4)		-		6,151,539
Total liabilities		38,260		6,249,339
Members' equity		2,581,568		2,972,269
Total liabilities and members' equity	$	2,619,828	$	9,221,608

The accompanying notes are an integral part of the financial statements

SECURED CAPITAL, LLC

STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005 Amount	2005 %	2004 Amount	2004 %
Revenue	$ 13,785,703	100.0	$ 9,165,263	100.0
Direct expenses				
Wages and employee benefits	8,534,608	61.9	1,317,545	14.4
License fee	5,563,822	40.4	4,348,293	47.4
Travel and entertainment	217,557	1.6	188,183	2.1
Printing and presentation	130,220	0.9	48,830	0.5
Due diligence	113,596	0.8	44,626	0.5
Legal and professional	57,552	0.4	84,258	0.9
Other	32,408	0.2	3,074	0.0
Delivery	32,095	0.2	35,446	0.4
Property inspection	30,700	0.2	19,831	0.2
Telephone	22,387	0.2	15,601	0.2
Total direct expenses	14,734,945	106.8	6,105,687	66.6
Income / (loss) from operations	(949,242)	(6.8)	3,059,576	33.4
General and administrative expenses				
Legal and professional	59,398	0.4	20,751	0.2
Insurance	47,415	0.3	-	0.0
Entertainment	29,077	0.2	15,074	0.2
Other	20,065	0.1	8,875	0.1
Taxes and licenses	19,253	0.1	17,436	0.2
Total general and administrative expenses	175,208	1.2	62,136	0.7
Income / (loss) before other income / (expenses)	(1,124,450)	(8.0)	2,997,440	32.7
Other income / (expenses)				
Interest income	119,299	0.9	5,203	0.1
Income taxes	(45,550)	(0.3)	(82,300)	(0.9)
Total other income / (expenses)	73,749	0.6	(77,097)	0.1
Net income / (loss)	(1,050,701)	(7.4)	2,920,343	32.8
Members' equity at the beginning of the year	2,972,269		61,926	
Repurchase of member interest	-		(50,000)	
Members' contributions	5,700,000		40,000	
Members' distributions	(5,040,000)		-	
Members' equity at the end of the year	$ 2,581,568		$ 2,972,269	

The accompanying notes are an integral part of the financial statements

SECURED CAPITAL, LLC

STATEMENTS OF CASH FLOWS
DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) / income	$ (1,050,701)	$ 2,920,343
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:		
Changes in assets and liabilities:		
Increase in accounts and other receivables	(193,332)	-
Increase in prepaid expenses	(75,864)	-
(Decrease) / increase in due from affiliates	(6,151,539)	5,986,652
(Decrease) / increase in accounts payable and accrued expenses	(59,540)	91,353
NET CASH (USED IN) / PROVIDED BY OPERATING ACTIVITIES	(7,530,976)	8,998,348
CASH FLOWS FROM FINANCING ACTIVITIES		
Re-purchase of member's interest	-	(50,000)
Members' contributions	5,700,000	40,000
Members' distributions	(5,040,000)	-
NET CASH PROVIDED BY / (USED IN) FINANCING ACTIVITIES	660,000	(10,000)
NET (DECREASE) / INCREASE IN CASH	(6,870,976)	8,988,348
Cash at the beginning of the year	9,221,608	233,260
CASH AT THE END OF THE YEAR	$ 2,350,632	$ 9,221,608

The accompanying notes are an integral part of the financial statements

SECURED CAPITAL, LLC

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 1: Summary of Significant Accounting Policies

History of the Business

Secured Capital, LLC, the Company, was formed on August 9, 2001 for the purpose of providing real estate related brokerage services to owners of real estate assets located in the United States and financial advisory services. The Company shall terminate on August 9, 2026, unless extended by the Members.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of short term investments with original maturities of less than ninety days.

Revenue Recognition

Revenue is recognized when the earnings process is complete.

Income Taxes

On July 15, of 2004 the Company changed from a partnership to Subchapter S-corporation for income tax purposes. Accordingly, subsequent to July 15, 2004 it incurs income taxes to the various states in which it operates, but not federal income tax. The earnings and losses are included in the personal returns of its owners. The financial statements reflect a provision for state income taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

NOTE 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $2,259,797, which was $2,009,797 in excess of its required minimum net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.02 to1.

NOTE 3: Fair Value of Financial Instruments

Cash and Cash Equivalents, Receivables and Payables

The carrying amount approximates fair value because of the short-term maturity of those instruments.

NOTE 4: Related Parties

The Company's members control Secured Capital Corp (SCC). Under a cost sharing agreement SCC is responsible to pay certain operating costs incurred by the Company. As a result of this agreement, the Company paid SCC $5,563,822 as a real estate license fee, $1,938,607 as a real estate sourcing fee and reimbursed $632,965 of deal costs.

During 2005, the Company and SCC entered into revenue producing deals as joint ventures. In addition, the Company contracted with SCC to provide certain real estate related services.

In the normal course of business, the Company makes and receives short-term loans with entities under common control. At December 31, 2005 the Company had no payables to or receivables from SCC.

NOTE 5: Revenue Earned From Major Clients

The Company billed a significant portion of its services to three customers. During 2005, fees generated from these clients aggregated $10,504,319, which represents 76% of total revenue. At December 31, 2005, none of the fees generated from these clients were included in trade receivables.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 6: Uninsured Cash Balances

The Company maintains its cash balances in one bank that is insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances are approximately $8,838,306 and $9,122,607 at December 31, 2005 and 2004, respectively.

NOTE 7: Subsequent Events

On January 18, 2006, the members of the Company sold all ownership interests to Wells Fargo & Company. As of that date, the Company's assets and liabilities were combined into Wells Fargo & Company.

SECURED CAPITAL, LLC

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

NET CAPITAL		
Members' equity		$ 2,581,568
Less non-allowable assets:		
Receivables on advisory services	$ 59,632	
Prepaid expenses	75,864	
Charge for fidelity bond deductible provision	20,000	
		155,496
Net capital before haircuts		2,426,072
Haircuts on securities		
A. Money market		166,275
Net capital		$ 2,259,797
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		$ 38,260
Total aggregate indebtedness		$ 38,260
COMPUTATION OF BASIC NET CAPITAL		
Minimum net capital required		$ 250,000
Excess net capital		$ 2,009,797
Ratio aggregate indebtedness to net capital		0.02 to 1

SECURED CAPITAL, LLC

SCHEDULE 2
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Net capital as reported in Company's part II (unaudited) FOCUS report	$	2,259,797
Adjustments		-
Net capital at December 31, 2005	$	2,259,797

SECURED CAPITAL, LLC

SCHEDULE 3
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

EXEMPTIVE PROVISION

The Company claims an exemption for computation of reserve requirements and information for possession or control requirements according to the provisions of Rule 15c3-3(k)(2)(i).

DAHLERBRUCH ACCOUNTANCY CORPORATION

Craig Dahlerbruch, CPA
Laurie A. Dahlerbruch, CPA

To the Members of
Secured Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Secured Capital, LLC for the year ended December 31, 2005, we considered its' internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17-a5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

16530 Ventura Boulevard, Suite 628
Encino, California 91436
(818) 990-0434
(818) 990-0466 FAX

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Dahlerbruch Accountancy Corporation

Dahlerbruch Accountancy Corporation
February 16, 2006